123





05008230

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Great Quest Metals

*CURRENT ADDRESS



PROCESSED
MAY 23 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3116 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 5/23/05

2004



GREAT QUEST METALS LTD.

ANNUAL REPORT

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 689-2882 Facsimile: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

2004



GREAT QUEST METALS LTD.

Annual Report to Shareholders (Schedule C) For the Year Ended December 31, 2004

Dear Shareholders:

Introduction

Great Quest Metals Ltd. had a very productive year in advancing its gold projects in Mali, West Africa. The Company acquired 3 concessions, totalling 230 sq km, and completed mapping and sampling programs on 5 of its 16 concessions in the country. Drilling was carried out to test targets on 5 separate concessions in the Bourdala area.

The key discovery of the year was the extensive gold occurrence on the Djambaye 2 gold zone within the Kenieba concession where gold mineralization has now been traced for over 2,342 metres. Other gold zones outlined on the Kenieba concession include the Djambaye 1 and Kabaya 1 and 2. Drilling on the Djambaye 2 gold zone has just commenced.

A diamond drill program was completed on the Bourdala concessions with modest success. Subsequent to year-end, a sampling program was completed on the Manankoto concession.

During the year, the Company raised a total of $283,200 through a private placement and the exercise of warrants and options. Subsequent to year-end the Company raised a further $463,890. In addition, the Company welcomed a fourth member to its Board of Directors.

Kenieba Concession - Djambaye and Kabaya zones

The Djambaye 2 gold zone discovery was advanced rapidly to the drill stage and is centered in an area of extensive orpaillage or pits dug by the local miners. The discovery resulted from 29 samples taken from the bottom of 24 pits, hand dug to a depth of 10-to-12 metres, over a strike length of 392 m. The average assay of these samples was 31.44 grams per tonne gold. Since then, gold mineralization along this zone has been traced for 2,342 m, and it appears to be open, especially to the south.

Interestingly, the geology of the Djambaye 2 gold zone shares similar characteristics with the Tabakoto gold deposit held by Nevsun Resources and located just 8 km to the northeast. On both projects gold mineralization occurs in quartz veins centered over a north-south diorite dyke within an alteration zone of silicification. Rhyodacite also occurs in both. The Tabakoto deposit is scheduled for production in 2005.

Other work on the Kenieba concession was carried out on Kabaya 1 and 2 and Djambaye 1 gold zones. The Kabaya 1 zone consists of quartz veins hosting gold mineralization in two 50-to-75 m wide diorite dykes. Anomalous gold in soils over the southeastern dyke has been traced for 1,100 m with values ranging from 20 to 430 g/t gold. The Djambaye 1 and Kabaya 2 gold zones consist of north-south dykes with mineralized quartz veins. A diamond drill program designed to focus on the Djambaye 2 gold zone has just commenced.

Bourdala Concessions

A total of 2,116 m of diamond drilling was completed on 15 holes on the Bourdala concessions. The two most prospective areas emerging are in the Bourdala Sud-Ouest and TD concessions. The Bourdala Sud-Ouest zone consists of a series of discrete north-south veins with gold, cross-cut by a stockwork zone of quartz veins also hosting gold mineralization. The best hole across the stockwork zone cut 10 m of 3.92 g/t gold followed by 5 m of 8.63 g/t gold.

The TD zone consists of gold mineralization in quartz veins along a north-south felsite dyke. The best hole in this area intersected 5.5 m of 2.81 g/t gold, plus an additional 7.0 m of 4.34 g/t gold. In both cases the nature of the mineralization has been identified, and geophysics will be used to help delineate the known zones and to explore for additional zones before further drilling.

Manankoto and Sepola Concessions

The 105 sq km Manankoto and the 117 sq km Sepola concession were optioned in 2004. In both cases the Company has an option to earn a 95% interest by paying approximately $110,000 over 5 years. Hyundai previously held the Sepola concession and completed 90,000 m of reverse circulation drilling. That drilling defined a mineral resource in 3 different areas. Great Quest plans to review the entire program to confirm the mineral resources and look for new opportunities.

On the Manankoto concession a program was carried out subsequent to year-end. During the program, a diorite dyke was mapped over a length of 5.5 km with anomalous gold from 23 to 1,884 ppb gold over 10 of 13 soil lines. In addition, a second area of anomalous gold in soils with 20 to 282 ppb gold was traced for 4.5 km. A program of pitting will follow.

Taseko Property – British Columbia

With the recent rise in the price of metals the Company anticipates a renewed interest in its Taseko Property. Based on previous drilling, a mineral reserve of 11 million tons of 0.61% copper and 0.023 opt gold



GREAT QUEST METALS LTD.

has been determined on the Empress zone. There are several other prospective targets on the property which remain untested.

The Exploration Team

Planning for and supervision of the Mali gold projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo. and Marvin Mitchell P. Geo. Mr. Mitchell is the Independent Qualified Person under National Instrument 43-101.

Corporate Information

In 2004, Robert Veitch joined the Board of Directors and brings his business and investment experience. Mr. Veitch has an active consulting service business focused on sales processes and developing special projects for some of the major automobile companies.

Overview of Performance

The Company's total assets decreased by $608,363 from 2003 to $2,152,818 at the end of 2004. This is explained mainly by a drop of $458,979 in current assets and a decrease of $141,654 in capitalized costs for acquisition and exploration costs on mineral properties. A total of $804,095 was written off here, while $662,441 was added for the year. The amount written off in accordance with GAAP included $620,011 for the Taseko property, on which further work is anticipated.

The working capital deficit of $71,165 at the end of 2004 decreased by $488,895 from the end of 2003 mainly as a result of prepaid expenses. The deficit in 2004 increased by $1,063,125 to ($3,247,125) as compared to ($2,184,000) in 2003.

Summary of Quarterly Results

Selected financial information for the last eight quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2004 4th Q	$ 36	$ 881,531	$ 0.058
2004 3rd Q	$ 4,072	$ 62,877	$ 0.004
2004 2nd Q	$ 521	$ 58,900	$ 0.004
2004 1st Q	$ 998	$ 59,817	$ 0.004
2003 4th Q	$ 336	$ 68,748	$ 0.005
2003 3rd Q	$ 68	$ 39,241	$ 0.003
2003 2nd Q	$ 92	$ 46,716	$ 0.004
2003 1st Q	$ 152	$ 36,334	$ 0.003

Results of Operations

The Company's operations consist of the exploration and development of mineral concessions in Mali as well as the head office in Canada and an operations office in Mali. The loss for 2004 was $1,063,125 or ($0.07) a share as compared to $191,039 or ($0.02) per share in 2003, largely as the result of the write-down and write-off of mineral properties of $804,095 and the new stock-based compensation charge of $66,246 for the year.

Liquidity and Capital Resources

During the year the Company completed a private placement of $150,000 at $0.50 for 300,000 units. Each unit consisted of one common share and one half of a share purchase warrant. Each full warrant entitles the holder to purchase an additional common share at $0.65 for one year from closing. In addition, the Company raised $74,250 through the exercise of 165,000 warrants at $0.45 and $58,950 through the exercise of 242,500 stock options at $0.22 and $0.30 per share for a total of $283,200.

Subsequent to year-end, the Company raised $400,140 through the completion of a private placement at $0.52 for 769,500 units, $50,750 through the exercise of 145,000 stock options at $0.35 and $13,000 through the exercise of 20,000 warrants at $0.65 for a total of $463,890. This will be sufficient to fund projects and ongoing overhead until July, 2005.

The Company will need to raise additional capital to continue its exploration projects. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Investor Relations Activities

Investor relation activities are conducted by Jamie Mathers, which involves liaising with the investment community and communicating with investors and shareholders about the Company's exploration projects and progress. During 2004 the Company participated in two conferences in Vancouver and others in Toronto, New York and Chicago. Subsequent to year-end, Great Quest participated in conferences in Vancouver and Toronto. Information on the Company can be viewed online at www.greatquest.com. Great Quest is looking forward to the drilling of its key projects in Mali in 2005 and reporting to shareholders on further progress.

ON BEHALF OF THE BOARD

"Willis W. Osborne"

Willis W. Osborne
President & Director

Great Quest Metals Ltd.

Financial Statements

December 31, 2004

December 31, 2004 **Page**

CHARTERED ACCOUNTANTS
MacKay LLP

900 - 1200 Burrard Street
Vancouver, BC V6Z 2C7
Tel: 604-688-1910
Fax: 604-682-2368
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Great Quest Metals Ltd.

We have audited the balance sheets of Great Quest Metals Ltd. as at December 31, 2004 and 2003, the statements of operations and deficit, cash flows, and deferred exploration and development costs for the years then ended. *These financial statements are the responsibility of the Company's management.* Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

MacKay LLP
Chartered Accountants

Vancouver, Canada.
April 7, 2005

Great Quest Metals Ltd.

Balance Sheets

December 31,	**2004**	**2003**
Assets		
Current		
Cash	$ 15,129	$ 310,744
Goods and services tax recoverable	1,754	3,000
Prepaid expenses	15,027	177,145
	31,910	490,889
Automobile, equipment and furniture (notes 2 and 3)	22,206	29,936
Mineral properties, including deferred costs (*notes 2 and 4*)	2,090,338	2,231,992
Deposits	8,414	8,414
	$ 2,152,868	$ 2,761,231
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 42,474	$ 37,383
Due to related parties (note 5)	60,601	35,776
	103,075	73,159
Share Capital and Deficit		
Share capital (note 6)	**5,073,874**	4,790,674
Share subscription advances (note 11)	**75,400**	-
Contributed surplus (note 6)	**147,644**	81,398
Deficit	**(3,247,125)**	(2,184,000)
	2,049,793	2,688,072
	$ 2,152,868	$ 2,761,231

Approved by the Directors:

"Willis W. Osborne" **Director**

"Victor J.E. Jones" **Director**

Great Quest Metals Ltd.

Statement of Operations and Deficit

For the year ended December 31,	2004	2003
Expenses		
Accounting and audit	$ 19,213	$ 21,570
Amortization	343	175
Bank charges	1,198	1,154
Consulting	12,985	18,177
Investor relations	14,400	15,635
Legal	9,166	2,219
Loss on write-down of mineral properties	696,427	-
Loss on write-off of mineral properties	107,668	5,732
Management fees	21,000	19,000
Office and general	29,920	30,792
Promotion and travel	26,396	18,908
Rent	15,351	15,442
Securities and brokerage fees	16,134	19,758
Shareholder relations	22,189	19,082
Stock-based compensation	66,246	-
Telephone and communication	10,116	4,043
	1,068,752	191,687
Interest and miscellaneous income	(5,627)	(648)
Loss for the year	**1,063,125**	191,039
Deficit, beginning of year	**2,184,000**	1,992,961
Deficit, end of year	**$ 3,247,125**	$ 2,184,000
Loss per share	**$ (0.07)**	$ (0.02)
Weighted average common shares outstanding	**14,566,272**	11,845,069

Great Quest Metals Ltd.

Statements of Cash Flows

For the year ended December 31,	2004	2003
Operating activities		
Loss for the year	$ (1,063,125)	$ (191,039)
Adjustments:		
Amortization	343	175
Loss on write-down of mineral properties	696,427	-
Loss on write-off of mineral properties	107,668	5,732
Stock-based compensation	66,246	-
	(192,441)	(185,132)
Changes in *non-cash working capital items:*		
Goods and services tax recoverable	1,246	(1,347)
Due from related party	-	11,038
Prepaid expenses	162,118	(143,164)
Deposits	-	(30)
Accounts payable and accrued liabilities	5,091	(20,166)
Due to related parties	24,825	(10,908)
	839	(349,709)
Financing activities		
Issue of share capital for cash	283,200	1,202,930
Share subscription advances	75,400	-
	358,600	1,202,930
Investing activities		
Acquisition costs of *automobile, equipment and furniture*	(1,471)	(25,054)
Acquisition costs of mineral properties	(199,365)	(217,918)
Deferred exploration and development costs, net of amortization	(454,218)	(316,172)
	(655,054)	(559,144)
Increase (decrease) in cash	**(295,615)**	294,077
Cash, beginning of year	**310,744**	16,667
Cash, end of year	**$ 15,129**	$ 310,744

Supplemental cash flow information (note 10)

Great Quest Metals Ltd.

Statements of Deferred Exploration and Development Costs

For the year ended December 31, 2004 and 2003

	Mali Properties	Taseko Property	2004 Total	Mali Properties	Taseko Property	2003 Total
Exploration costs						
Amortization	$ 8,858	$ -	$ 8,858	$ 7,287	$ -	$ 7,287
Drilling, reclamation and assays	330,588	-	330,588	237,037	-	237,037
Exploration surveys	62,145	-	62,145	47,149	-	47,149
Office, consulting and travel	57,236	4,249	61,485	31,103	883	31,986
Total costs incurred during the year	458,827	4,249	463,076	322,576	883	323,459
Balance, beginning of year	831,101	403,763	1,234,864	511,305	402,880	914,185
	1,289,926	408,012	1,697,940	833,881	403,763	1,237,644
Write-off of costs	(96,861)	(408,012)	(504,873)	(2,780)	-	(2,780)
Balance, end of year	$ 1,193,067	$ -	$ 1,193,067	$ 831,101	$ 403,763	$ 1,234,864

Great Quest Metals Ltd.

Notes to the Financial Statements

December 31, 2004 and 2003

1. **Nature of Business Operations**

Great Quest Metals Ltd. (the "Company") a development stage company, was incorporated under the British Columbia Business Corporations Act. Its principal business activities are the exploration and development of mineral properties located in Canada and Africa.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its abilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future. The Company had the following deficits and working capital (deficiency) as at the following dates:

Date	Deficit	Working Capital (Deficiency)
December 31, 2004	$ 3,247,125	$ (71,165)
December 31, 2003	$ 2,184,000	$ 417,730

2. **Significant Accounting Policies**

a) **Mineral properties and deferred exploration costs**

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration and development costs are not intended to reflect present or future values of resource properties.

b) **Option payments**

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

2. **Significant Accounting Policies** (continued)

c) Asset retirement obligations

The Company has adopted the CICA's new Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal future value.

d) Automobile, equipment and furniture

Automobile, equipment and furniture are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Automobile	30%
Equipment	30%
Furniture	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

e) Stock-based compensation

The Company has adopted an incentive stock option plan which is described in note 6.

All stock-based awards are measured and recognized using the fair-value method. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities.

f) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses *available to be carried forward for tax* purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

2. **Significant Accounting Policies (continued)**

g) Loss per share

Basic *loss per share is calculated* by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of *diluted loss per share* as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

h) Translation of foreign currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration, development and administration costs at the period average in which the transaction occurred.

i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

j) Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where applicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

3. Automobile, equipment and furniture

	2004			2003
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 30,506	$ 11,263	$ 16,089
Equipment	17,097	6,596	10,501	13,439
Furniture	2,347	1,905	442	408
	$ 61,213	$ 39,007	$ 22,206	$ 29,936

4. Mineral Properties and Deferred Costs

2004	Acquisition Costs	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
a) Mali Properties	$ 984,493	$ 1,289,928	$ (184,084)	$ 2,090,337
b) Taseko Property	212,000	408,012	(620,011)	1
	$ 1,196,493	$ 1,697,940	$ (804,095)	$ 2,090,338

2003	Acquisition Costs	Deferred Exploration and Development Costs	Write-off of Capitalized Costs	Total
a) Mali Properties	$ 788,080	$ 833,881	$ (5,732)	$ 1,616,229
b) Taseko Property	212,000	403,763	-	615,763
c) Gold Dust Property	-	-	-	-
	$ 1,000,080	$ 1,237,644	$ (5,732)	$ 2,231,992

a) Mali Properties

i. Bourdala Concessions:

During the years 1998 to 2003, the Company entered into Option Agreements and amended Option Agreements to acquire a 95% interest in nine mineral concessions and a 100% interest in three mineral concessions located in the Bourdala area of Western Mali. All of the agreements are subject to a 1% net smelter returns royalty ("NSR"). Total consideration paid to December 31, 2003 amounted to $541,165.

During the years 2001 to 2003, the Company abandoned three of the concessions, and accordingly, a total of $48,934 was written-off to operations.

4. Mineral Properties and Deferred Costs (continued)

a) Mali Properties (continued)

i. Bourdala Concessions (continued):

During 2004, the Company entered into an agreement to acquire a 100% interest, subject to a 1% NSR in one additional concession in the Bourdala area of Western Mali. The Company paid the owner a total of 14,500,000 FCFA (approximately $36,486) and agreed to make additional payments to the owner for a total of 35,500,000 FCFA (approximately $88,750) over three and a half years.

During 2004, the Company paid a total of 41,000,000 FCFA (approximately $103,057) in accordance with the terms of the amended agreements on the nine concessions.

A summary of the total remaining payments required under seven of the option agreements on the Bourdala concessions, as amended, at December 31, 2004, are as follows:

	Amount	CDN$
2005	55,800,000 FCFA	$ 128,340
2006	27,500,000 FCFA	63,250
2007	15,500,000 FCFA	35,650
On transfer of property rights to Mali incorporated company	40,000,000 FCFA	92,000
	138,800,000 FCFA	$ 319,240

A summary of the total payments required under the two remaining option agreements on the Bourdala concessions, as amended, at December 31, 2004, is as follows:

	Amount	CDN$
On signing of Convention d'Etablissement ("CE")	4,000,000 FCFA	$ 9,200
On granting of Arrête de la minere ("AM")	4,000,000 FCFA	9,200
Six months from granting of AM	6,000,000 FCFA	13,800
One year from granting of AM	8,000,000 FCFA	18,400
Eighteen months from granting of AM	10,000,000 FCFA	23,000
Two years from granting of AM	10,000,000 FCFA	23,000
Thirty months from granting of AM	10,000,000 FCFA	23,000
Three years from granting of AM	10,000,000 FCFA	23,000
Forty-two months from granting of AM	10,000,000 FCFA	23,000
Forty-eight months from granting of AM	10,000,000 FCFA	23,000
Fifty-four months from granting of AM	16,000,000 FCFA	36,800
	98,000,000 FCFA	$ 225,400

ii. Filimana Area Concessions:

During 1998 and 1999, the Company entered into an Option Agreement to acquire a 95% interest (subject to a 1% NSR) in the Baoule River and Winza concessions located in the Filimana region of Southwestern Mali. Total consideration paid to December 31, 2003 amounted to $64,477.

4. **Mineral Properties and Deferred Costs** (continued)

a) **Mali Properties** (continued)

ii. **Fillmana Area Concessions** (continued):

During 2004, the Company paid a total of 8,000,000 FCFA (approximately $20,262) in accordance with the terms of the agreements. The management of the Company resolved to abandon the Winza concession and accordingly, a total of $99,216 has been written-off to operations. In addition, the value of the Baoule River concession was written-down to a nominal value to comply with Canadian generally accepted accounting principles, which presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years. Accordingly a total of $76,415 has been written-off to operations.

iii. **Baroya Concession:**

By an Option Agreement dated January 12, 2001 the Company may acquire a 95% interest in the Baroya Concession in western Mali. Total consideration paid to December 31, 2003 amounted to $99,618. During 2004, the Company paid 6,800,000 FCFA (approximately $17,115).

A summary of the total remaining payments required under the option agreement on the Baroya concession is as follows:

	Amount	CDN$
2005	6,800,000 FCFA	$ 15,640
2006	6,800,000 FCFA	15,640
2007	6,700,000 FCFA	15,410
	20,300,000 FCFA	$ 46,690

iv. **Kenieba Concession:**

During 2001, the Company entered into an agreement to acquire a 95% interest in the Kenieba concession in western Mali. Total consideration paid to December 31, 2003 amounted to $106,457.

During 2004, the Company paid 5,000,000 FCFA (approximately $10,058).

A summary of the total remaining payments required under the option agreement on the Kenieba concession is as follows:

	Amount	CDN$
2005	4,000,000 FCFA	$ 9,200

4. **Mineral Properties and Deferred Costs** (continued)

a) **Mali Properties** (continued)

v. **Alamoutala Concession:**

By an Option Agreement dated April 15, 2004 the Company may acquire a 96% interest in Alamoutala Concession in western Mali. The Company paid the owner a total of 1,000,000 FCFA (approximately $2,841) in 2004. During the current year, the management of the Company resolved to abandon this concession and accordingly, a total of $8,453 has been written-off to operations.

vi. **Sepola Concession:**

By an Option Agreement dated September 5, 2004, the Company may acquire a 95% interest in the Sepola concession in western Mali. The Company paid the owner a total of 3,000,000 FCFA (approximately $7,459) and agreed to make additional payments to the owner for a total of 47,000,000 FCFA (approximately $108,100) over four and a half years.

A summary of the total remaining payments required on the Sepola concession at December 31, 2004 is as follows:

	Amount	CDN$
On signing of CE	2,000,000 FCFA	$ 4,600
Six months from granting of AM	5,000,000 FCFA	11,500
One year from granting of AM	5,000,000 FCFA	11,500
Eighteen months from granting of AM	5,000,000 FCFA	11,500
Two years from granting of AM	5,000,000 FCFA	11,500
Thirty months from granting of AM	5,000,000 FCFA	11,500
Three years from granting of AM	5,000,000 FCFA	11,500
Forty-two months from granting of AM	5,000,000 FCFA	11,500
Four years from granting of AM	5,000,000 FCFA	11,500
Fifty-four months from granting of AM	5,000,000 FCFA	11,500
	47,000,000 FCFA	$ 108,100

vii. **Manankoto Concession:**

By an Option Agreement dated November 30, 2004 the Company may acquire a 95% interest in the Manankoto concession in western Mali. The Company paid the owner a total of 1,000,000 FCFA (approximately $2,444) and agreed to make additional payments to the owner for a total of 49,000,000 FCFA (approximately $112,700) over four and a half years.

4. **Mineral Properties and Deferred Costs** (continued)

a) **Mali Properties** (continued)

vii. **Manankoto Concession** (continued):

A summary of the total remaining payments required on the Manankoto concession at December 31, 2004 is as follows:

	Amount	CDN$
On completion of the report on first work program	5,000,000 FCFA	$ 11,500
Six months from granting of AM	5,000,000 FCFA	11,500
One year from granting of AM	5,000,000 FCFA	11,500
Eighteen months from granting of AM	5,000,000 FCFA	11,500
Two years from granting of AM	5,000,000 FCFA	11,500
Thirty months from granting of AM	5,000,000 FCFA	11,500
Three years from granting of AM	5,000,000 FCFA	11,500
Forty-two months from granting of AM	5,000,000 FCFA	11,500
Four years from granting of AM	5,000,000 FCFA	11,500
Fifty-four months from granting of AM	4,000,000 FCFA	9,200
	49,000,000 FCFA	$ 112,700

b) **Taseko Property**

Pursuant to an Option Agreement dated March 28, 1989, with Moydow Mines International Inc. and African Metals Corporation ("AFR"), the Company's significant shareholders at that time, the Company acquired a 100% interest in mineral claims located in the Clinton Mining Division of British Columbia for consideration of $200,000 cash and 1,200,000 shares of the Company's capital stock (issued at a price of $0.01 per share).

Subsequent to the date of acquisition the 1,200,000 shares were returned to the Company and cancelled.

The mineral claims are subject to a 2.5% net smelter return royalty which may be purchased from a third party for up to $1.5 million.

During the current year the value of the project was written-down to a nominal value to comply with Canadian generally accepted accounting principles, which in the absence of an exploration plan or valuation report, presumes that a write-down of exploration and development costs is necessary when there has been a delay in development extending beyond three years. Accordingly, total capitalized costs of $620,011 has been written down to operations.

5. **Due to related parties**

Amounts due to the President of the Company and corporations controlled by common Directors do not bear interest, are unsecured, and have no fixed payment terms, accordingly the fair value cannot be readily determined.

6. **Share Capital**

The authorized share capital of the Company consists of 50,000,000 common shares without par value.

The Company has issued shares of its capital stock as follows:

	2004		2003	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	14,259,897	$ 4,790,674	10,519,147	$ 3,504,929
Issued during the year for:				
Cash	707,500	283,200	3,487,000	1,202,930
Share subscription advances	-	-	38,250	11,475
Mineral properties	-	-	50,000	25,000
Debt	-	-	165,500	46,340
Balance, end of year	14,967,397	$ 5,073,874	14,259,897	$ 4,790,674

Transactions for the Issue of Share Capital
During the Year Ended December 31, 2004:

a. The Company issued 165,000 shares at a price of $0.45 per share for the exercise of share purchase warrants for a total consideration of $74,250.

b. The Company issued 242,500 shares for the exercise of stock options as follows: 172,500 shares at a price of $0.22 per share for a total consideration of $37,950 and 70,000 shares at a price of $0.30 per share for a total consideration of $21,000.

c. The Company completed a Private Placement consisting of 300,000 units at a price of $0.50 per unit for a total consideration of $150,000. Each unit consists of one share and one half of a share purchase warrant. Each full share purchase warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before August 23, 2005.

During the Year Ended December 31, 2003:

a. The Company issued 232,750 shares for the exercise of stock options as follows: 91,250 shares at a price of $0.22 per share for a total consideration of $20,075; 31,500 shares at a price of $0.27 per share for a total consideration of $8,505; and 110,000 shares at a price of $0.30 per share for a total consideration of $33,000, of which $11,475 was received prior to December 31, 2002.

b. The Company issued 2,042,500 shares for the exercise of warrants as follows: 250,000 shares at a price of $0.22 per share for a total consideration of $55,000; 86,500 shares at a price of $0.25 for a total consideration of $21,625; 1,556,000 shares at a price of $0.30 per share for a total consideration of $466,800; and 150,000 shares at a price of $0.45 per share for a total consideration of $67,500.

c. The Company issued 50,000 shares at a price of $0.50 per share for the acquisition of one of the Bourdala concessions.

6. **Share Capital** (continued)

During the Year Ended December 31, 2003 (continued):

d. The Company issued 165,500 shares at a price of $0.28 per share to settle debts totalling $46,340.

e. The Company completed a Private Placement consisting of 450,000 units at a price of $0.35 per unit for a total consideration of $157,500. The Company paid commission and administrative fees of $15,600. Each unit consisted of one share and one half of a share purchase warrant. Each full share purchase warrant was exercisable to acquire one additional share at a price of $0.45 per share on or before June 17, 2004.

f. The Company completed a Private Placement consisting of 800,000 units at a price of $0.50 per unit for a total consideration of $400,000. Each unit consisted of one share and one half of a share purchase warrant. Each full share purchase warrant was exercisable to acquire one additional share at a price of $0.62 per share on or before November 14, 2005.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. All options granted under the Plan will become vested in full upon grant, except options granted to consultants performing investor relations activities, which options will become vested to exercise one-fourth of the option upon every three months subsequent to the date of the grant of the option.

A summary of the status of the Company's stock option plan as of December 31, 2004 and 2003, and changes during the years then ended is as follows:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	803,000	$ 0.28	1,035,750	$ 0.27
Exercised	(242,500)	(0.24)	(232,750)	(0.26)
Granted	355,000	0.63	-	-
Forfeited/cancelled	(30,000)	(0.55)	-	-
Options outstanding, end of year	885,500	$ 0.42	803,000	$ 0.28

6. **Share Capital** (continued)

Stock Options *(continued)*

At December 31, 2004, the Company had outstanding stock options to acquire 885,500 common shares as follows:

Number of Shares	Price	Expiry Date
165,000[1][2]	$ 0.35	April 5, 2005
95,500	$ 0.22	March 28, 2006
180,000	$ 0.27	September 7, 2006
120,000	$ 0.30	September 4, 2007
50,000	$ 0.55	February 20, 2009
275,000	$ 0.65	November 26, 2009
885,500		

[1] 145,000 options subsequently exercised.
[2] 20,000 options subsequently expired.

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2004:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.35	165,000	0.26	$ 0.35
$0.22	95,500	1.24	0.22
$0.27	180,000	1.68	0.27
$0.30	120,000	2.68	0.30
$0.55	50,000	4.14	0.55
$0.65	275,000	4.91	0.65
	885,500	2.65	$ 0.42

The fair values of options granted during the current year was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	46.62%
Risk-free interest rate	3.59%
Expected life	5 years
Expected dividend yield	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.23, accordingly compensation expense of $66,246 was recorded in the statement of operations for fiscal 2004.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

6. Share Capital (continued)

Warrants

At December 31, 2004, the Company had outstanding purchase warrants exercisable to acquire 550,000 shares as follows:

Number	Exercise Price	Expiry Date
400,000	$ 0.62	November 14, 2005
150,000 *	$ 0.65	August 23, 2005
550,000		

* 20,000 subsequently exercised.

Contributed Surplus

	2004	2003
Balance, beginning of year	$ 81,398	$ 81,398
Stock-based compensation expense	66,246	-
Balance, end of year	$ 147,644	$ 81,398

7. Related Party Transactions

The Company had the following related party transactions:

a. Management fees totalling $21,000 (2003 - $19,000) have been incurred with a corporation related to the Company by common Directors.

b. Geological fees totalling $16,109 (2003 - $1,680) have been incurred with a Director of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8. Income Taxes

There was no income tax expense or recovery for 2004 or 2003.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2004	2003
Net loss for the year	$ (1,063,125)	$ (191,039)
Statutory Canadian corporate tax rate	35.62%	37.62%
Anticipated tax recovery	(378,685)	(71,869)
Change in tax rates resulting from:		
Effect of tax rate change	25,355	22,945
Non-capital loss carry forwards expired	23,462	36,005
Unrecognized items for tax purposes	14,684	(9,474)
Future tax assets valuation allowance	315,184	22,393
	$ -	$ -

The significant components of the Company's future tax asset are as follows:

	2004	2003
Exploration and development deductions	$ 417,258	$ 141,518
Automobile, equipment and furniture	11,757	8,956
Non-capital loss carry forwards	363,098	326,455
	792,113	476,929
Valuation allowance	(792,113)	(476,929)
	$ -	$ -

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $1,019,365 expire as follows:

2005	$ 136,320
2006	119,474
2007	64,045
2008	116,950
2009	160,799
2010	210,315
2014	217,462
	$ 1,019,365

At December 31, 2004, the Company has unclaimed resource and other deductions in the amount of $3,261,752 (2003 - $2,608,169) which may be deducted against future taxable income on a discretionary basis.

In addition, the Company has share issue costs totalling $52,618 (2003 - $77,867) which have not been claimed for income tax purposes.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

9. Segmented Information

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
December 31, 2004			
Automobile, equipment and furniture	$ 20,670	$ 1,536	$ 22,206
Mineral properties, including deferred costs	2,090,337	1	2,090,338
	$ 2,111,007	$ 1,537	$ 2,112,544

	Mali	Canada	Total
December 31, 2003			
Automobile, equipment and furniture	$ 29,528	$ 408	$ 29,936
Mineral properties, including deferred costs	1,616,229	615,763	2,231,992
	$ 1,645,757	$ 616,171	$ 2,261,928

	Mali	Canada	Total
For the year ended December 31, 2004			
Revenue	$ -	$ 5,627	$ 5,627
Expenses	(20,118)	(1,048,634)	(1,068,752)
	$ (20,118)	$ (1,043,007)	$ (1,063,125)

	Mali	Canada	Total
For the year ended December 31, 2003			
Revenue	$ -	$ 648	$ 648
Expenses	(17,450)	(174,237)	(191,687)
	$ (17,450)	$ (173,589)	$ (191,039)

10. *Supplemental Cash Flow Information*

The Company incurred non-cash financing and investing activities during the years ended December 31, 2004 and 2003 as follows:

	2004	2003
Non-cash financing activities:		
Share capital issued for:		
Share subscription advances	$ -	$ 11,475
Debt	-	46,340
Mineral properties	-	25,000
Share subscription advances	-	(11,475)
	$ -	$ 71,340

10. Supplemental Cash Flow Information (continued)

	2004	2003
Non-cash investing activities:		
Acquisition of mineral properties	$ -	$ (25,000)
Deferred exploration and development costs, net of amortization	(8,858)	(7,287)
	$ (8,858)	$ (32,287)

11. Subsequent Event

The Company completed a Private Placement consisting of 769,500 units at a price of $0.52 per unit for a total consideration of $400,140. The Company paid a finder's fee and agent's fees of $9,850. Each unit consists of one share and one-half of a share purchase warrant. Each full share warrant is *exercisable to acquire one additional share at a price of $0.65 per share on or before March 11, 2007.* The Company issued 25,000 non-transferrable agent's warrants with a fair value of $4,358. Each agent's warrant is exercisable to acquire one share at a price of $0.65 per share on or before March 11, 2007.



GREAT QUEST METALS LTD.

Corporate Information

(As at April 29, 2005)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director

Mr. Mahamadou Keita, Director

Ms. Jennifer Nestoruk, Corporate Secretary

Mr. Willis W. Osborne, President & Director

Mr. Robert Veitch, Director

STOCK EXCHANGE LISTING:

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

SHARE CAPITAL

Authorized:	50,000,000	Issued:	15,901,897
Options:	685,500		
Warrants:	939,750		
Escrow:	143,734		
Fully Diluted	17,670,881		

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Certified General Accountants
900 – 1200 Burrard Street, Vancouver, British Columbia, Canada V6Z 2C7

PRINTED IN CANADA

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF GREAT QUEST METALS LTD. (the "Company") TO BE HELD AT 10TH FLOOR 595 HOWE STREET, VANCOUVER, BC ON THURSDAY, JUNE 2, 2005, AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Willis W. Osborne, a Director of the Company, or failing this person, Victor J.E. Jones, a Director of the Company, or in the place of the foregoing, ______________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at four (4).	______	______
		For	**Withhold**
2.	To elect as Director, WILLIS W. OSBORNE	______	______
3.	To elect as Director, VICTOR J.E. JONES	______	______
4.	To elect as Director, MAHAMADOU KEITA	______	______
5.	To elect as Director, ROBERT VEITCH	______	______
6.	To appoint MacKay LLP as Auditors of the Company.	______	______
		For	**Against**
7.	To authorize the Directors to fix the auditors' remuneration	______	______
8.	To pass an ordinary resolution to approve and ratify the Company's stock option plan.	______	______
9.	To pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions (as defined in the *Business Corporations Act* (British Columbia).	______	______
10.	To pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares.	______	______
11.	To pass a special resolution adopting new Articles.	______	______
12.	To transact such other business as may properly come before the Meeting	______	______

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office the Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Great Quest Metals Ltd.
Suite 515, 475 Howe Street
Vancouver, BC V6C 2B31
Fax: 604-684-5854



GREAT QUEST METALS LTD.

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

Great Quest Metals Ltd.
515 – 475 Howe Street
Vancouver, BC
V6C 2B3

NAME: ____________________

ADDRESS: ____________________

____

POSTAL CODE: ____________________

I confirm that I am the **BENEFICIAL** owner of ____________________ shares of the Issuer. *(Common/Preferred)*

I confirm that I am the **REGISTERED** owner of ____________________ shares of the Issuer. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ____________________ DATE: __________

CUSIP: **390912103**

SCRIP COMPANY CODE: **GQQQ**



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and special general meeting of the shareholders of Great Quest Metals Ltd. (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Thursday, June 2, 2005, at the hour of 2 P.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2004.
2. To fix the number of directors at 4.
3. To elect directors for the ensuing year.
4. To appoint MacKay LLP as auditors of the Company for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditors.
6. To pass an ordinary resolution to ratify and approve the Company's stock option plan.
7. To consider and, if thought advisable, to pass, with or without amendment, a special resolution to alter the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions (as defined in the *Business Corporations Act* (British Columbia)).
8. To consider and, if thought fit, to pass a special resolution to alter the Notice of Articles of the Company to increase the authorized common share capital to an unlimited number of common shares.
9. To consider and, if thought fit, to pass a special resolution adopting new Articles.
10. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Vancouver, British Columbia, this 27th day of April, 2005.

BY ORDER OF THE BOARD

"Willis W. Osborne"
Willis W. Osborne
President



GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, CANADA V6C 2B3

INFORMATION CIRCULAR

(as at April 27, 2005, except as indicated)

GREAT QUEST METALS LTD. (the "**Company**") is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual and special general meeting (the "**Meeting**") of the Company to be held on June 2, 2005 and at any adjournments thereof. Unless the context otherwise requires, when we refer in this information circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company or the Company's solicitor (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate office of the Company, 515 – 475 Howe Street, Vancouver, British Columbia, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, *you are likely an unregistered holder.*

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in *order that your Shares are voted at the Meeting.*

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of *the form as your vote will be taken at the Meeting.*

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 50,000,000 common shares without par value (the "**Shares**"), of which 15,901,897 Shares are issued and outstanding. Persons who are registered shareholders at the close of business on April 27, 2005 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	*No. of Shares Owned or Controlled*	*Percentage of Outstanding Shares*
Willis W. Osborne	*2,294,047*	*14.43%*

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four (4).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed* (2)
Willis W. Osborne(1) Vancouver, British Columbia President and Director	President of the Company since April 28, 1998. President of Swiftcurrent Ventures Ltd. a wholly owned private company providing geological / administrative consulting services from 1981 to Present. President of WWO Ventures Ltd. a private company wholly owned by Mr. Osborne from 1998 to Present. Senior Officer and Director of African Metals Corporation from December, 1980 to Present.	Since March 21, 1989	2,294,047 (3)
Victor J.E. Jones(1) Vancouver, British Columbia Director	President of Ellesmere Enterprises Ltd. a wholly owned private company providing management services from 1989 to Present. Director of Moydow Mines International Inc. from 1983 to Present.	Since March 21, 1989	463,527(4)
Mahamadou Keita Mali, West Africa Director	Geologist on a consultant basis for the Company and African Metals Corporation.	Since May 21, 1998	250,500(5)
Robert Veitch(1) Edmonton, Alberta Director	President of L&N Investments Ltd., a consulting firm since 1989 providing consulting services to Ford Motor Company, Toyota Canada and Chrysler Canada.	Since October 19, 2004	132,500

(1) Member of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 27, 2005, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

(3) Of these shares, 2,014,785 are held indirectly in the names of Swiftcurrent Ventures Ltd. and WWO Ventures Ltd., private companies wholly owned by Mr. Osborne and 43,949 shares held in escrow.

(4) Of these shares, 437,702 are held indirectly in the name of Ellesmere Enterprises Ltd., a private company wholly owned by Mr. Jones and 26,287 shares are held in escrow.

(5) Of these shares, 35,709 shares are held in escrow.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

   (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "**Rules**") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at December 31, 2004 and the other three most highly compensated executive officers of the Company as at December 31, 2004 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "**Named Executive Officers**" or "**NEOs**").

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
NEO Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Option/ SAR's Granted (#)*	*Shares/Units Subject to Resale Restrictions ($)*	*LTIP Payouts ($)*	*All Other Compensation ($)*
Willis W. Osborne CEO & CFO	2002	None	None	18,000[(1)]	280,000/0	None	None	None
	2003	None	None	19,000[(1)]	0/0	None	None	None
	2004	None	None	21,000[(1)]	90,000/0	None	None	None

(1) Management fees as well as geological consulting fees were paid to Swiftcurrent Ventures Ltd. undertaken on behalf of the Company. Swiftcurrent Ventures Ltd. is a private company wholly owned by Mr. Osborne. See "Management Contracts".

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers and Directors.

NEO Name	*Securities Under Option/SAR's Granted (1) (#)*	*% of Total Options/SARs Granted to Employees in Financial Year*	*Exercise or Base Price (2) ($/Security)*	*Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)*	*Expiration Date*
Victor J.E. Jones Director	*20,000*	*7.27*	*$0.65*	*$0.65*	*November 26, 2009*
Willis W. Osborne President & Director	*90,000*	*32.73*	*$0.65*	*$0.65*	*November 26, 2009*
Robert Veitch Director	*100,000*	*36.36*	*$0.65*	*$0.65*	*November 26, 2009*

(1) These options vest immediately upon granting.
(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	*Securities Acquired on Exercise□ (#)*	*Aggregate Value Realized ① ($)*	*Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SAR's at Financial Year-End ① ($) Exercisable/ Unexercisable*
Willis W. Osborne CEO & CFO	*70,000*	*$18,900*	*160,000*	*$20,400*

□ Dollar value is equal to column (b) times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

□ In compliance with the Business Corporations Act (British Columbia), the high and low trading price of the Company's stock, on the TSX-V for the 30 days prior to the date of exercise of 20,000 options was $0.52 and $0.67 and for 50,000 options was $0.51 and $0.73, respectively.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company has no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company has a stock option plan for the granting of incentive stock options to officers, employees, consultants and Directors. The Company granted an aggregate of 210,000 stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securityholders	885,500	$0.42	547,989
Equity compensation plans not approved by securityholders	Nil		
Total	885,500	$0.42	547,989

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

MacKay LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of MacKay LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Jones Richards & Company, Chartered Accountants, joined MacKay LLP, Chartered Accountants effective January 1, 2005. Jones Richards & Company were first appointed as auditors of the Company on March 11, 2002.

MANAGEMENT CONTRACTS

During the last completed financial year, the Company was charged management fees in the amount of $21,000 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, President and a Director of the Company.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "**Committee**") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Willis W. Osborne	Not independent ①	Financially literate ①
Victor J.E. Jones	Independent ①	Financially literate ①
Robert Veitch	Independent ①	Financially literate ①

① As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
December 31, 2003	$5,818	$705	None①	None
December 31, 2004	$9,350	$4,580	$3,665①	None

① The amount of tax fees billed by the Company's external auditors is included in the amount set out in the "Audit Fees" column.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "**Plan**") effective March 12, 2004, which was approved by the TSX Venture Exchange (the "**Exchange**") on March 31, 2004 and the shareholders of the Company on June 24, 2004.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and service providers of the Company and its subsidiaries or employees of companies providing management services to the Company or its subsidiaries.

The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Plan contains no vesting requirements but provides that if a change of control, as defined therein occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and service providers of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The full text of the Plan will be available for review at 10th Floor – 595 Howe Street, Vancouver, BC, V6C 2T5 during usual business hours up to the date of the Meeting and at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

(b) Adoption Of New Charter Documents

The *Business Corporations Act* (British Columbia) (the "**New Act**") has been adopted in British Columbia and is now in effect. The New Act replaces the *Company Act* (British Columbia) (the "**Former Act**") and is designed to provide greater flexibility and efficiency for British Columbia companies. The New Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. The New Act also uses new forms and terminology, most particularly a Memorandum is now called a "Notice of Articles". The Company has taken steps to bring its charter documents into conformity with the New Act and to that end has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies.

The Company is seeking shareholder approval of certain amendments to its Notice of Articles and approval of a new form of articles ("**Articles**") with a view to incorporating some of these more flexible provisions of the New Act. The directors believe that amending the Company's Notice of Articles and adopting the Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Copies of the Altered Notice of Articles and the proposed Articles are available for viewing up to the date of the Meeting at the Company's registered offices at 10th Floor, 595 Howe Street, Vancouver, British Columbia, and at the Meeting.

Deletion of Pre-Existing Company Provisions

The regulations under the New Act effectively added certain provisions, called "**Pre-Existing Company Provisions**" or "**PCPs**", to every company's Notice of Articles. The PCPs provide that the number of votes required to pass a special resolution (formerly also referred to as a special resolution under the Former Act) or a special separate resolution is at least three-quarters of the votes cast by shareholders present in person or by proxy at the meeting. This is the majority that was required under the Former Act. The New Act allows a special resolution to be passed by at least two-thirds of the votes cast by shareholders present in person or by proxy at the meeting. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority vote, instead of a three-quarters majority vote. Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with companies in other jurisdictions.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that:

(a) the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b) the Company's Notice of Articles is altered accordingly;

(c) any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d) the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Proposed Alterations of Authorized Capital

As now permitted by the New Act, the Company proposes an amendment to its Notice of Articles to increase the Company's authorized capital from 50,000,000 common shares without par value to an unlimited number of common shares without par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities. This resolution must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a Special Resolution, that:

(a) the number of common shares authorized to be issued be increased to an unlimited number of common shares without nominal or par value;

(b) the Company's Notice of Articles be altered accordingly;

(c) any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies along with all other documents and take such further actions that may be necessary to effect the amendment; and

(d) the board of directors is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies.

Adoption of Articles

Management believes that the Articles will provide the Company with greater flexibility for future corporate activities. The resolution approving the Articles must be passed by not less than three-quarters of the votes cast by the shareholders present in person or by proxy at the Meeting. Management believes the major changes from the existing articles are:

1. Certain changes to the Notice of Articles, Articles and share structure may now be made by directors' resolution or ordinary resolution. A description of the changes is provided below;

2. The directors, by directors' resolution, may approve a change of name of the Company without the necessity for shareholder approval;

3. The directors may set the remuneration of the auditors;

4. Shareholders' meetings may be held by electronic means;

5. The quorum for Shareholders' meetings is changed from two Shareholders to one Shareholder present in person or represented by proxy; and

6. Shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia.

Changes to Notice of Articles, Articles and share structure: If the Special Resolution is passed by shareholders, the Company may alter its Notice of Articles, Articles and share structure in the following manner:

1. by directors' resolution or ordinary resolution, as determined in each case by the directors,

(a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares;

(b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares;

(c) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d) change unissued shares with par value into shares without par value or vice verse or change all or any of its fully paid issued shares with par value into shares without par value;

(e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued;

(f) subdivide all or any of its unissued, or fully paid issued, shares. and

(g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority.

2. if the Business Corporations Act does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution otherwise alter its shares, authorized share structure or the Articles.

Shareholders will be asked to consider and, if thought fit, to pass the following special resolution:

"UPON MOTION IT WAS RESOLVED, as a special resolution, that

(a) the Company adopt the Articles in substitution for the existing articles of the Company;

(b) any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies, that may be necessary to effect the amendment; and

(c) the board of directors is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders."

The Articles shall have effect immediately on the date and time the Articles are deposited for filing in the Company's records office.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 515, 475 Howe Street, Vancouver, British Columbia, V6C 2B3 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 27th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President